March 24, 1997



Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Medco Research, Inc. and, under the date of January 28, 1997, we reported on the consolidated financial statements of Medco Research, Inc. and subsidiary as of and for the three-year period ended December 31, 1996. On March 20, 1997, our appointment as principal accountants was terminated. We have read Medco Research, Inc.'s statements included under
Item 4 of its Form 8-K dated March 24, 1997, and we agree with such statements except that we are not in a position to agree or disagree with the circumstances surrounding Medco Research, Inc.'s engagement of Coopers & Lybrand LLP as its independent accountants or whether any consultations contemplated by Regulation S-K occurred.

Very truly yours,



KPMG Peat Marwick LLP